                               -EARNINGS RELEASE-

        ELRON ELECTRONIC INDUSTRIES ANNOUNCES SECOND QUARTER 2006 RESULTS

Tel Aviv, Israel, August 14, 2006 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss for the second quarter and for the first half of 2006 of $6.4 million, or $0.22 per share, and $9.9 million, or $0.34 per share, respectively. In the first quarter and first half of 2005, Elron reported net income of $47.2 million, or $1.60 per share, and $42.1 million, or $1.43 per share, respectively.

Elron's net loss in the second quarter and the first half of 2006 resulted from Elron's share in the net losses of its group companies, amounting to $7.0 million and $12.0 million, respectively, and from the absence of gains from sales of shares of group companies in both periods.

The net income Elron reported in the second quarter and first half of 2005 was mainly due to gains resulting from sale of shares of group companies, which were partially offset by losses, net, which Elron recorded with respect to its group companies in the amount of $7.4 million and $12.2 million in the second quarter and first half of 2005, respectively.

Liquidity and Shareholders Equity

As of June 30, 2006, Elron's cash, debentures and deposits amounted to approximately $113.8 million compared with $133.8 million at December 31, 2005. During the first half of 2006, Elron invested approximately $21.1 million in new and existing group companies.

Shareholders' equity at June 30, 2006, was approximately $291.4 million, representing approximately 87% of the total assets compared with $302.1 million representing approximately 85% of the total assets at December 31, 2005.

"During the second quarter, we continued to invest in and build our group companies. NetVision's advanced negotiations to acquire Barak and Globecall, Wavion's product launch and the completion of a $14 million private placement in AMT, are examples of recent developments which will result in future value to shareholders" said Doron Birger, Elron's President and CEO. "In addition, our strong cash position enables us to continue investing in our group companies as well as in new opportunities".

Mr. Birger added, "We and our group companies have operated continuously throughout the recent events which have affected the north of Israel. Currently, the impact on us and our group companies, if any, has not been significant."

Investors may access Elron's second quarter financial report and a detailed management report on the company's web site: www.elron.com

   Conference call details:

   Monday, August 14, 2006 10:00 a.m. (EST); 17:00 p.m. Israel
   Dial in numbers:

   In the US: 1-866 229 7198

   In the UK: 0 800 917 5108

   In Israel: 03 918 0600

   International Participants: +972 3 918 2700

   For your convenience, a replay of the call will be available starting two hours after the call ends until Wednesday, August 16, 2006. To access the replay please dial 1-866-276-1485(US), 972-3-925-5942 (Israel) and
   0-800-917-4256 (UK).

   A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communications technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of U.S. Dollars

                                                                 June 30,    December 31,
                                                                   2006          2005
                                                                 ---------   ------------
                                                                 Unaudited
                                                                 ---------
ASSETS
   Total current assets                                          $ 133,857   $    155,201
                                                                 ---------   ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                              97,633        102,780
   Investments in other companies and long-term receivables         82,063         73,931
   Deferred taxes                                                    6,374          6,521
   Severance pay deposits                                            2,290          1,971
                                                                 ---------   ------------

 Total Investments and long-term Receivables                       188,360        185,203
                                                                 ---------   ------------

 PROPERTY AND EQUIPMENT, NET                                         8,043          7,809
                                                                 ---------   ------------

   INTANGIBLE ASSETS                                                 5,551          5,560
                                                                 ---------   ------------

   Total assets                                                  $ 335,811   $    353,773
                                                                 =========   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
   Total current liabilities                                     $  16,651   $     19,044
                                                                 ---------   ------------

LONG-TERM LIABILITIES
   Long-term loans from banks and others                             3,439          1,477
   Accrued severance pay and retirement obligations                  3,179          2,635
   Deferred taxes                                                    8,343          9,494
                                                                 ---------   ------------

   Total long-term liabilities                                      14,961         13,606
                                                                 ---------   ------------

MINORITY INTEREST                                                   12,777         19,007
                                                                 ---------   ------------

   Total Shareholders' Equity                                      291,422        302,116
                                                                 ---------   ------------

   Total liabilities and shareholders' equity                    $ 335,811   $    353,773
                                                                 =========   ============

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. Dollars, except share and per share data

                                                   Six months ended         Three months ended
                                                        June 30,                 June 30,           Year ended
                                                ----------------------    ----------------------    December 31,
                                                   2006        2005          2006         2005          2005
                                                ---------    ---------    ---------    ---------    ------------
                                                                       Unaudited
                                                ------------------------------------------------
INCOME
Net revenues                                    $   7,138    $   6,246    $   3,816    $   3,261    $     12,646
Equity in losses of affiliated companies          (11,866)      (7,827)      (8,371)      (4,244)        (17,522)
  Gain (loss) from disposal of
    businesses and affiliated companies
    and changes in holdings in
    affiliated companies, net                          (7)      22,389          (23)      22,399          23,328

Other income, net                                   3,367       56,533          738       56,255          58,648

Financial income, net                               2,280        4,267        1,196        3,370           5,483
                                                ---------    ---------    ---------    ---------    ------------

                                                      912       81,608       (2,644)      81,041          82,583
                                                ---------    ---------    ---------    ---------    ------------

COSTS AND EXPENSES                                 17,788       12,085        9,274        6,520          26,097
                                                ---------    ---------    ---------    ---------    ------------

Income (loss) before taxes on income              (16,876)      69,523      (11,918)      74,521          56,486
  Tax benefit (Taxes on income)                       (99)     (25,867)         183      (26,034)        (10,461)
                                                ---------    ---------    ---------    ---------    ------------
Income from continuing operations after
  taxes on income                                 (16,975)      43,656      (11,735)      48,487          46,025
Minority interest in losses of
  subsidiaries                                      7,037          645        5,310          451           5,160
                                                ---------    ---------    ---------    ---------    ------------
Income from continuing operations                  (9,938)      44,301       (6,425)      48,938          51,185
Loss from discontinued operations                       -       (2,214)           -       (1,738)         (3,850)
                                                ---------    ---------    ---------    ---------    ------------

Net income (loss)                                  (9,938)      42,087       (6,425)      47,200          47,335
                                                =========    =========    =========    =========    ============

Income (loss) per share:
Basic:
Income (loss) from continuing operations            (0.34)        1.51        (0.22)        1.66            1.74
Loss from discontinued operations                       -        (0.08)           -        (0.06)          (0.13)
                                                ---------    ---------    ---------    ---------    ------------

Net income (loss)                                   (0.34)        1.43        (0.22)        1.60            1.61
                                                =========    =========    =========    =========    ============

Diluted:
Income (loss) from continuing operations            (0.35)        1.49        (0.22)        1.66            1.73
Loss from discontinued operations                       -        (0.07)           -        (0.06)          (0.13)
                                                ---------    ---------    ---------    ---------    ------------

Net income (loss)                                   (0.35)        1.42        (0.22)        1.60            1.60
                                                =========    =========    =========    =========    ============

Weighted average number of ordinary
  shares used in computing basic net
  income per share (thousands)                     29,523       29,415       29,532       29,416          29,437
                                                =========    =========    =========    =========    ============
Weighted average number of ordinary
  shares used in computing diluted net
  income per share (thousands)                     29,523       29,543       29,532       29,538          29,550
                                                =========    =========    =========    =========    ============

MANAGEMENT REPORT FOR THE SECOND QUARTER ENDED JUNE 30, 2006

The following discussion should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of June 30, 2006 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2005 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2005 ("2005 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, communications, semiconductors, software products and services and advanced materials.

Our group companies include both publicly traded and privately held companies.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

As of July 2006, Israel has been engaged in a military confrontation with Hezbollah in Lebanon, in which densely populated areas in northern Israel are coming under missile attack. This state of affairs has negative consequences for the economic situation, mainly in directly affected geographical areas. If this situation continues or worsens, it may adversely affect the Israeli business sector and negatively impact on our and our group companies' results of operation. Currently, the impact on our group companies, if any, has not been significant.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and in the second quarter of 2005 from the sale of most of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") and the sale of all of our shares in Oren Semiconductor, Inc. ("Oren"). Total proceeds from these transactions amounted to approximately $310 million. We have used the proceeds to distribute dividend of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we invested $55.5 million in 9 new companies. Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

NEW INVESTMENTS

Investment in Safend Ltd. ("Safend"). On January 2, 2006, we completed an investment of approximately $3.7 million in Safend, as part of an aggregate investment of approximately $7.4 million, in consideration for approximately 22% of Safend's equity on a fully diluted basis and on an as converted basis. Safend is an Israeli company which develops comprehensive desktop and laptop endpoint security solutions.

Investment in NuLens Ltd. ("NuLens"). On March 9, 2006 we made an additional investment of approximately $1.5 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. Our investment was part of an aggregate new investment of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund. Simultaneously with this round we invested the second installment of our April 2005 first investment in NuLens, amounting to $1.1 million. Following the above investments, we hold 25% of NuLens' equity, on a fully diluted and on an as converted basis.

Investment in AMT. In June 2006, AMT completed a financing round of $14 million led by Shamrock Israel Growth Fund, an Israeli private equity fund. We committed to invest an amount of $5 million in two installments; the first of $2.5 million was invested immediately, and an additional $2.5 million is subject to certain conditions. In addition, we and other shareholders converted into equity previously granted loans in the amount of $1.0 million, of which our share was $0.5 million. Following the above investment, our holdings in AMT decreased from approximately 42% to 34% on a fully diluted, as converted basis.

Purchase of Given Imaging Shares. Subsequent to the balance sheet date, we purchased approximately 540 thousand shares of Given Imaging for an aggregate purchase consideration of approximately $10 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased from approximately 19.3% to approximately 21.2% of the outstanding shares of Given Imaging. Discount Investment Corporation ("DIC"), a 48% shareholder of Elron, simultaneously purchased the same number of shares of Given Imaging for the same aggregate consideration and now owns 14.3% of the outstanding shares of Given Imaging.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

See our 2005 20-F under Item 10 "Additional Information - Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company ("PFIC")", concerning Elron's status with respect to the U.S. tax provisions regarding PFIC.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2005 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 to our 2005 20-F under "Critical Accounting Policies".

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

                    Three and six months ended June 30,
     ----------------------------------------------------------------------
                       2006                               2005
     ---------------------------------------   ----------------------------
       RDC             Starling                Elron TeleSoft(1)   SELA
       Galil Medical   3DV                     RDC                 3DV
       SELA            Medingo(2)   Enure(3)   Galil Medical       Starling

            (1)   Sold on December 29, 2005.
            (2)   Medingo was established by RDC in the fourth quarter of 2005.
            (3) Enure (formerly known as Gaia Broadband Services Management Ltd.) has been consolidated since its acquisition, in the beginning of the fourth quarter of 2005.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:

                             Three and six months ended June 30,
---------------------------------------------------------------------------------------------
                   2006                                             2005
------------------------------------------    -----------------------------------------------
Given Imaging       Wavion         CellAct    Given Imaging           ChipX          Pulsicom
Oncura              AMT                       Oncura                  Wavion         CellAct
NetVision           Notal Vision              NetVision               AMT
ChipX               Pulsicom                  Oren Semiconductor(1)   Notal Vision

(1)   Sold on June 10, 2005.

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for- sale as of June 30, 2006 include:

Cost - Jordan Valley, Teledata, Impliant, BrainsGate, NuLens and Safend. Available-for-sale Securities - Partner and EVS.

RESULTS OF OPERATIONS

Three and six months ended June 30, 2006 compared to three and six months ended June, 2006.

The following tables set forth our results of operations in the reported period:

                       Three months ended June 30,    Six months ended June 30,
                       ---------------------------   ---------------------------
                           2006           2005           2006           2005
                       ------------   ------------   ------------   ------------
                                 (millions of $, except per share data)
                       ---------------------------------------------------------
   Net income                  (6.4)          47.2           (9.9)          42.1
   Net loss per share         (0.22)          1.60          (0.34)          1.43

The net loss we reported in the three and six months ended June 30, 2006 resulted from our share in the net loss of our group companies in the amount of $7.0 million and $12.0 million, respectively, which included an amount of $2.5 million, being our share in the impairment charge in Galil Medical's investment in Oncura, and from the absence of gains from sales of our share of group companies in both periods.

The net income we reported in the second quarter of 2005 was mainly due to the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $36.0 million resulting from the sale of Partner's shares in consideration for $94.0 million;
(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren's shares in consideration for $20.3 million in cash and Zoran shares; and
(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering. The above gains were offset by losses, net, which we recorded with respect to our group companies in the three and six month periods ended June 30, 2005 in the amount of $7.4 million and $12.2 million, respectively.

The following table summarizes our operating results:

                                                                Three months ended June 30,   Six months ended June 30,
                                                                ---------------------------   -------------------------
                                                                   2006            2005          2006           2005
                                                                -------------   -----------   -------------------------
                                                                                   (millions of $)
                                                                -------------------------------------------------------
Net revenues                                                              3.8           3.3           7.1           6.2
Net loss from equity investments                                         (8.4)         (4.2)        (11.9)         (7.8)
Gains from disposal of business and  affiliated companies and
  changes in holdings in affiliated companies                               -          22.4             -          22.4
   Other income, net                                                      0.7          56.2           3.4          56.5
Finance income, net                                                       1.2           3.3           2.3           4.3
                                                                -------------   -----------   -----------   -----------
   Total income                                                          (2.6)         81.0           0.9          81.6
                                                                -------------   -----------   -----------   -----------
Cost of revenues                                                          2.0           2.1           3.9           4.0
Operating expenses(**)                                                    7.3           4.3          13.9           7.9
Amortization of other assets                                                -           0.1             -           0.1
                                                                -------------   -----------   -----------   -----------
Total costs and expenses                                                  9.3           6.5          17.8          12.0
                                                                -------------   -----------   -----------   -----------
Gain (loss) from continuing operations before income taxes              (11.9)         74.5         (16.9)         69.6
Tax benefit (Income taxes)                                                0.2         (26.0)         (0.1)        (25.9)
Minority interest                                                         5.3           0.5           7.0           0.6
                                                                -------------   -----------   -----------   -----------
Net income (loss) from continuing operations                             (6.4)         48.9          (9.9)         44.3
Discontinued operations of the Elron Telesoft group (*)                     -          (1.7)            -          (2.2)
                                                                -------------   -----------   -----------   -----------
Net income (loss)                                                        (6.4)         47.2          (9.9)         42.1
                                                                -------------   -----------   -----------   -----------

* In December 2005, we sold all our holdings in the Elron Telesoft group which was focused on telecom network management products and services, and accordingly the prior period results have been reclassified as discontinued operations.

** Excluding amortization of intangible assets which are presented separately.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

                       Three months ended June 30,   Six months ended June 30,
                       ---------------------------   -------------------------
                           2006           2005          2006           2005
                       ------------   ------------   ------------   ----------
                                           (millions of $)
                       -------------------------------------------------------
   Galil Medical                2.2            2.2            4.0          4.1
   SELA                         1.5            1.1            3.0          2.0
   Other                        0.1              -            0.1          0.1
                       ------------   ------------   ------------   ----------
                                3.8            3.3            7.1          6.2
                       ------------   ------------   ------------   ----------

      Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

      Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $8.4 million and $11.9 million in the three and six months period ended June 30, 2006, compared to $4.2 million and $7.8 million in the same periods in 2005. Our share in the net losses of affiliated companies in the three and six months period ended June 30, 2006 included a $6.1 million impairment charge in Galil Medical's investment in Oncura ($2.5 million after minority interest).

      Highlights of the Results of Operations of Our Major Affiliates:

      Given Imaging (Nasdaq: GIVN) (a 19% holding directly and indirectly through RDC as of June 30, 2006). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $23.2 million and $43.5 million in the three and six months period ended June 30, 2006 compared to $20.5 million and $42.5 million in the same periods in 2005. Given Imaging's net loss in the three and six months period ended June 30, 2006 was $0.7 million and $3.7 million, compared to net loss of $0.4 million and net income of $0.9 million in the same periods in 2005. The net loss in the three and six months period ended June 30, 2006 includes the impact of $1.7 million and $3.0 million in compensation expenses due to the impact of FAS 123R, which was adopted by Given Imaging as of the beginning of 2006.

      Oncura (a 25% holding by Galil). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in the three and six months period ended June 30, 2006 of approximately $16.1 million and $32.7 million, compared to $20.0 million and $38.4 million in the same periods in 2005. Oncura's net loss in the three and six months period ended June 30, 2006 amounted to $1.7 million and $3.4 million, compared to $1.3 million and $2.2 million in the same periods in 2005. The increase in the net loss resulted primarily due to the decrease in revenues. In light of Oncura's results of operations, an impairment charge of $6.1 million was recorded in the second quarter of 2006 ($2.5 million after minority interest). In August 2006 Oncura's shareholders provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through August 2007 or such later date, as may be agreed by Oncura's shareholders.

      NetVision (a 39% holding) (TASE: NTSN). NetVision provides Internet services and solutions in Israel and commencing the fourth quarter of 2004 international telephony services through Voice over IP technology (VoIP). NetVision's revenues in the three and six months ended June 30, 2006 increased by 21% and 17% to $22.9 million and $43.6 million from $18.9 million and $37.3 million in the same periods in 2005 and its customer base at June 30, 2006 reached approximately 437,000 (of which approximately 293,000 were broadband) compared to 425,000 at the end of 2005 (of which approximately 272,000 were broadband). NetVision's operating income in the three and six months periods ended June 30, 2006 increased by 32% and 62% to $3.6 million and $6.2 million, compared to $2.7 million and $3.9 million in the same periods in 2005, mainly as a result of the increase in Internet services operating income, and its net income increased in the three and six months period ended June 30, 2006 to $2.9 million and $4.8 million from $1.2 million and $1.4 million in the same period in 2005. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2006 according to which $1.00 equaled NIS 4.44.

      On May 1, 2006, NetVision announced that it will be entering into merger discussions with Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd ("Barak"), a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, the other major shareholder of NetVision, are all part of the IDB group. Barak engages mainly in the provision of international telecommunication services. On July 30, NetVision announced that certain basic understandings have been reached, whereby NetVision would purchase all of Barak's issued share capital in exchange for approximately 47% of NetVision's share capital immediately after the transaction. In addition, NetVision and DIC are negotiating a transaction whereby NetVision would purchase all of the issued share capital of GlobeCall Communications Ltd. ("GlobeCall") from DIC in exchange for NetVision shares, which would represent approximately 7% of NetVision's issued share capital immediately following both transactions. The abovementioned exchange ratios were based upon drafts of company valuations, that were issued to the parties by independent appraisers, according to which NetVision's valuation was estimated to be between 540 million NIS (approximately $122 million) and 620 million NIS (approximately $140 million), Barak's valuation was estimated to be between 470 million NIS (approximately $106 million) and 540 million NIS (approximately $122 million), and GlobeCall's valuation was estimated to be between 70 million NIS (approximately $16 million) and 90 million NIS (approximately $20 million). The GlobeCall transaction would close immediately after the Barak transaction, and is dependent upon it.

      If these transactions occur, our holding in NetVision would be reduced to approximately 19%. The transaction, if it takes place, will be subject to the signing of a definitive agreement as well as corporate and regulatory approvals. There is no assurance that the transactions will be consummated.

      Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion's net loss amounted to $1.8 million and $3.8 million in the three and six month periods ended June 30, 2006 compared to $1.5 million and $3.1 million in the same periods in 2005. The increase in Wavion's loss resulted mainly from increase in Wavion's marketing expenses relating to the launch of its product. In May 2006, Wavion completed a private placement of $3.6 million from existing shareholders.

      ChipX (a 29% holding as of June 30, 2006). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three and six month periods ended June 30, 2006 amounted to $3.8 million and $7.3 million, compared to $4.0 million and $9.0 million in the same periods in 2005, and its net loss amounted to $1.5 million and $3.2 million, compared to $1.3 million and $1.8 million in the same periods in 2005. Revenues decreased as ChipX shifted from its old product to the new Structured ASIC products. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX to 26%, on a fully diluted basis.

      AMT (a 34% holding). The AMT group develops technologies and products based on amorphous metals. AMT's consolidated revenues in the three and six month periods ended June 30, 2006, amounted to $0.9 million and $1.7 million, compared to $1.1 million and $1.8 million in the same periods in 2005 and its consolidated net loss amounted to $1.7 million and $3.1 million in the three and six month periods ended June 30, 2006, compared to $0.6 million and $1.4 million in the same period in 2005.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Gains from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies. No gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies were reported in the three and six months period ended June 30, 2006. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies amounted in both of the three and six months period ended June 30, 2005 to $22.4 million. The gain in the three and six months period ended June 30, 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares in consideration for $20.3 million; and
(ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering.

Other Income, net. Other income, net, amounted to $0.7 million and $3.4 million in the three and six months ended June 30, 2006 compared to $56.3 million and $56.5 million in the same periods in 2005. The gain for the three month periods ended June 30, 2006 resulted mainly from dividend distributed by Partner in the amount of $1.0 million. The gain in six months period of 2006 also included a $2.7 million gain resulting from the settlement of Mediagate's bank loan.

The gain in both of the three and six months period ended June 30, 2005 was primarily due to a $56.4 million gain (which after income taxes amounted to $36.0 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million.

Finance income, net. Finance income, net, in the three and six months ended June 30, 2006 amounted to $1.2 million and $2.2 million, compared to $3.3 million and $4.3 million in the same periods in 2005. The decrease in finance income is mainly due to lower cash and debenture balances during the first half of 2006 as compared to the first half of 2005.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA. Cost of revenues in the three and six months period ended June 30, 2006 amounted to $2.0 million and $3.9 million, compared to $2.1 million and $4.0 million in the same periods in 2005.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling, Enure, Medingo and 3DV. The following table sets forth the operating expenses:

                       Three months ended March 31   Six months ended June 30
                       ---------------------------   ------------------------
                           2006           2005          2006        2005
                       ------------   ------------   ---------   ------------
                                          (millions of $)
                       ------------------------------------------------------
Corporate                       1.6            2.1         3.3            3.9
Galil Medical                   0.8            0.5         1.5            1.2
SELA                            1.0            0.8         2.1            1.6
Starling                        1.1            0.6         2.3            1.0
3DV                             0.8            0.6         1.5            0.9
Enure*                          0.9              -         1.4              -
Medingo*                        0.7              -         1.2              -
RDC                             0.3           (0.3)        0.6           (0.7)
                       ------------   ------------   ---------   ------------
                                7.3            4.3        13.9            7.9
                       ------------   ------------   ---------   ------------

* Consolidated since the forth quarter of 2005.

Corporate operating expenses in the three and six months ended June 30, 2006 amounted to $1.6 million and $3.3 million, compared to $2.1 million and $3.9 million in the comparable periods of 2005. The decrease resulted mainly from a decrease in salaries and related expenses.

Operating expenses of Galil Medical in the three and six months ended June 30, 2006 amounted to $0.8 million and $1.5 million, compared to $0.5 million and $1.2 million in the same periods in 2005 and its operating results in the three and six months ended June 30, 2006 and 2005 were operating income of $0.1 million and operating loss of $0.1 million. Galil is currently focused on the development of the cryotherapy technology for application in the women's health field. In November 2005, Galil Medical's Cryo products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $1.0 million and $2.1 million in the three and six months ended June 30, 2006, compared to $0.8 million and $1.6 million in the same periods in 2005 and its operating loss amounted to $0.2 million and $0.4 million, the same as in the comparable periods in 2005.

Starling's operating expenses and operating loss amounted to $1.1 million and $2.3 million in the three and six months ended June 30, 2006, compared to $0.6 million and $1.0 million in the same periods in 2005. The increased loss resulted mainly from the increase in development expenses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at June 30, 2006, were approximately $122.7 million compared with $143.8 million at December 31, 2005. At June 30, 2006, corporate cash, debentures and deposits were $113.8 million compared with $133.8 million at December 31, 2005.

The main uses of the corporate cash and other liquid instruments in the first half of 2006, were $21.1 million of investments in our group companies, which included the purchase of additional 0.6% of Partner shares from one of the other Israeli founding shareholders of Partner for approximately $5.3 million, a $3.5 million investment in Safend, a $2.6 million investment in Nulens, a $2.3 million investment in ChipX, a $2.5 million investment in AMT, a $2 million loan to our subsidiary RDC, and a $1.4 million investment in Wavion.

Consolidated working capital at June 30, 2006 amounted to $117.2 million compared to $136.2 million at December 31, 2005. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

Consolidated loans at June 30, 2006, were approximately $6.3 million, compared to $7.3 million at December 31, 2005. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was settled in consideration for $0.1 million.

Almost all of the Partner shares held by us as of June 30, 2006, amounting to approximately 3.9 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license.

Subsequent to the balance sheet date, we purchased approximately 540 thousand shares of Given Imaging in the aggregate amount of approximately $10 million.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at June 30, 2006, was approximately $291.4 million, representing approximately 87% of the total assets compared with $302.1 million representing approximately 85% of total assets at December 31, 2005.

                                    # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               As of June 30, 2006
                               -------------------
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                         CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2006

                                    UNAUDITED

                                      INDEX

                                                                          Page
                                                                          ----

 Consolidated Balance Sheets                                              1-2

 Consolidated Statements of Operations                                     3

 Statements of Shareholders' Equity                                       4-5

 Consolidated Statements of Cash Flows                                    6-7

 Notes to the Consolidated Financial Statements                           8-13

 Annex to the Consolidated Financial Statements                            14

                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                    June 30,    December 31,
                                                                                      2006          2005
                                                                                   ----------   ------------
                                                                                   Unaudited
                                                                                   ----------
    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                        $   38,290   $     26,520
  Short-term investments                                                               25,684         54,661
  Available-for-sale marketable debentures                                             58,685         62,617

  Trade receivables (net of allowance for doubtful accounts of $5 and of $426
    at June 30, 2006 and at December 31, 2005)*                                         6,399          6,440

  Other receivables and prepaid expenses*                                               2,730          2,846
  Inventories                                                                           2,069          2,117
                                                                                   ----------   ------------

Total current assets                                                                  133,857        155,201
                                                                                   ----------   ------------
INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies                                                  97,633        102,780
  Investments in other companies and long-term receivables*                            82,063         73,931
  Deferred taxes                                                                        6,374          6,521
  Severance pay deposits                                                                2,290          1,971
                                                                                   ----------   ------------

Total investments and long-term receivables                                           188,360        185,203
                                                                                   ----------   ------------

PROPERTY AND EQUIPMENT, NET                                                             8,043          7,809
                                                                                   ----------   ------------

INTANGIBLE ASSETS
  Goodwill                                                                              2,742          2,742
  Other intangible assets                                                               2,809          2,818
                                                                                   ----------   ------------

Total intangible assets                                                                 5,551          5,560
                                                                                   ----------   ------------

Total assets                                                                       $  335,811   $    353,773
                                                                                   ==========   ============

* Includes short term receivables from related parties in the aggregate amount of $5,158 and $5,043 as of June 30, 2006 and December 31, 2005, respectively, and long term receivables from related parties in the aggregate amount of $450 and $434 as of June 30, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                  June 30,   December 31,
                                                                                    2006         2005
                                                                                 ----------  ------------
                                                                                 Unaudited
                                                                                 ----------
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks                                                    $      700   $    3,808
  Current maturities of long-term loans from banks and others                         2,141        2,065
  Trade payables                                                                      2,335        2,146
  Other payables and accrued expenses                                                11,475       11,025
                                                                                 ----------   ----------

Total current liabilities                                                            16,651       19,044
                                                                                 ----------   ----------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                                               3,439        1,477
  Accrued severance pay and retirement obligations                                    3,179        2,635
  Deferred taxes                                                                      8,343        9,494
                                                                                 ----------   ----------

Total long-term liabilities                                                          14,961       13,606
                                                                                 ----------   ----------

MINORITY INTEREST                                                                    12,777       19,007
                                                                                 ----------   ----------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
    June 30, 2006 and December 31, 2005; Issued and outstanding -- 29,531,955 and 29,483,455 shares as of June 30, 2006 and as of December 31, 2005,
    respectively.                                                                     9,572        9,572
  Additional paid-in capital                                                        271,564      271,132
  Accumulated other comprehensive income                                              9,553       10,741
  Retained earnings                                                                     733       10,671
                                                                                 ----------   ----------

Total shareholders' equity                                                          291,422      302,116
                                                                                 ----------   ----------

Total liabilities and shareholders' equity                                       $  335,811   $  353,773
                                                                                 ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                 Six months ended           Three months ended       Year ended
                                                     June 30,                    June 30,           December 31,
                                             ------------------------    ------------------------   ------------
                                                2006        2005***         2006         2005***        2005
                                             ----------    ----------    ----------    ----------   ------------
                                                                 Unaudited
                                             ----------------------------------------------------
INCOME
  Net revenues*                              $    7,138    $    6,246    $    3,816    $    3,261   $     12,646
  Equity in losses of affiliated
    companies                                   (11,866)       (7,827)       (8,371)       (4,244)       (17,522)
  Gain (loss) from disposal of businesses
    and affiliated companies and changes
    in holdings in affiliated companies,
    net                                              (7)       22,389           (23)       22,399         23,328
  Other income, net                               3,367        56,533           738        56,255         58,648
  Financial income, net                           2,280         4,267         1,196         3,370          5,483
                                             ----------    ----------    ----------    ----------   ------------
                                                    912        81,608        (2,644)       81,041         82,583
                                             ----------    ----------    ----------    ----------   ------------
COSTS AND EXPENSES
  Cost of revenues                                3,862         3,960         2,017         2,085          7,907
  Research and development costs, net             5,878         2,643         2,970         1,409          6,163
  Marketing and selling expenses, net             2,128         1,089         1,253           620          2,386
  General and administrative expenses             5,911         4,248         3,030         2,296          9,249
  Amortization of intangible assets                   9           145             4           110            392
                                             ----------    ----------    ----------    ----------   ------------
                                                 17,788        12,085         9,274         6,520         26,097
                                             ----------    ----------    ----------    ----------   ------------
Income (loss) before taxes on income            (16,876)       69,523       (11,918)       74,521         56,486
Tax benefit (Taxes on income)                       (99)      (25,867)          183       (26,034)       (10,461)
                                             ----------    ----------    ----------    ----------   ------------
Income (loss) after taxes on income             (16,975)       43,656       (11,735)       48,487         46,025
Minority interest in losses of
  subsidiaries                                    7,037           645         5,310           451          5,160
                                             ----------    ----------    ----------    ----------   ------------
Income (loss) from continuing operations         (9,938)       44,301        (6,425)       48,938         51,185
Loss from discontinued operations**                   -        (2,214)            -        (1,738)        (3,850)
                                             ----------    ----------    ----------    ----------   ------------
Net income (loss)                            $   (9,938)   $   42,087    $   (6,425)   $   47,200   $     47,335
                                             ==========    ==========    ==========    ==========   ============

Income (loss) per share:
  Basic:
  Income (loss) from continuing operations   $    (0.34)   $     1.51    $    (0.22)   $     1.66   $       1.74
  Loss from discontinued operations                   -         (0.08)            -         (0.06)         (0.13)
                                             ----------    ----------    ----------    ----------   ------------
  Net income (loss)                          $    (0.34)   $     1.43    $    (0.22)   $     1.60   $       1.61
                                             ==========    ==========    ==========    ==========   ============
  Diluted:
  Income (loss) from continuing operations   $    (0.35)   $     1.49    $    (0.22)   $     1.66   $       1.73
  Loss from discontinued operations                   -         (0.07)            -         (0.06)         (0.13)
                                             ----------    ----------    ----------    ----------   ------------
  Net income (loss)                          $    (0.35)   $     1.42    $    (0.22)   $     1.60   $       1.60
                                             ==========    ==========    ==========    ==========   ============
Weighted average number of ordinary
  shares used in computing basic net
  income (loss) per share (thousands)            29,523        29,415        29,532        29,416         29,437
                                             ==========    ==========    ==========    ==========   ============
Weighted average number of ordinary
  shares used in computing diluted net
  income (loss) per share (thousands)            29,523        29,543        29,532        29,538         29,550
                                             ==========    ==========    ==========    ==========   ============

* Includes revenues from related parties, in the amount of $3,506 and $ 3,967 for the six months ended June 30, 2006 and 2005, respectively, an amount of $1,762 and $2,144 for the three months ended June 30, 2006 and 2005, respectively, and an amount of $8,046 for the year ended December 31, 2005.
** Includes revenues from related parties in the amount of $143 for the six months ended June 30, 2005, an amount of $0 for the three months ended June 30, 2005, and an amount of $174 for the year ended December 31, 2005.
***   Reclassified due to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                              Accumulated
                                                                 Additional      other                    Total          Total
                                             Number of   Share     paid-in   comprehensive  Retained  Shareholders'  comprehensive
                                              shares    capital    capital       income     earnings      equity     income (loss)
                                            ----------  -------  ----------  -------------  --------  -------------  -------------
Balance as of January 1, 2005               29,414,424  $ 9,572  $  270,005  $      57,717  $ 51,786  $     389,080
Exercise of options                             69,031        -         697                                     697
Stock - based compensation                           -        -         405              -         -            405
Tax benefit in respect of options
  exercised                                          -        -          25              -         -             25
Dividend paid                                                                                (88,450)       (88,450)
Other comprehensive loss, net of tax:
  Unrealized loss on available for sale
    securities                                       -        -           -        (10,450)        -        (10,450) $     (10,450)
  Reclassification adjustment  for gain
    realized and other than temporary
    impairment  included  in net income              -        -           -        (36,335)        -        (36,335)       (36,335)
  Foreign currency translation adjustments           -        -           -           (191)                    (191)          (191)
Net income                                           -        -           -              -    47,335         47,335         47,335
                                            ----------  -------  ----------  -------------  --------  -------------  -------------
Balance as of December 31, 2005             29,483,455  $ 9,572  $  271,132  $      10,741  $ 10,671        302,116

Total comprehensive income                                                                                           $         359
                                                                                                                     =============
Unaudited
Exercise of options                             48,500        -         242              -         -            242
Stock - based compensation                           -        -         190              -         -            190
Other comprehensive income (loss), net of
  tax:
  Unrealized loss on available for sale
    securities                                       -        -           -         (1,832)        -         (1,832) $      (1,832)
  Reclassification adjustment for loss
    realized and other than temporary
    impairment  included  in net loss                -        -           -            386         -            386            386
  Foreign currency translation adjustments           -        -           -            258         -            258            258
Net loss                                             -        -           -              -    (9,938)        (9,938)        (9,938)
                                            ----------  -------  ----------  -------------  --------  -------------  -------------

Balance as of June 30, 2006                 29,531,955  $ 9,572  $  271,564  $       9,553  $    733  $     291,422
                                            ==========  =======  ==========  =============  ========  =============
Total comprehensive loss                                                                                             $     (11,126)
                                                                                                                     =============
Unaudited
Balance as of January 1, 2005               29,414,424  $ 9,572  $  270,005  $      57,717  $ 51,786  $     389,080
Exercise of options                              2,500        -          19              -         -             19
Stock based compensation                             -        -         163              -         -            163
Other comprehensive loss, net of tax:
  Unrealized loss on available-for-sale
    securities                                       -        -           -        (13,252)        -        (13,252) $     (13,252)
  Reclassification adjustment for gain
    realized included in net income                  -        -           -        (36,365)        -        (36,365)       (36,365)
  Foreign currency translation
    adjustments                                      -        -           -           (163)        -           (163)          (163)
Net income                                           -        -           -              -    42,087         42,087         42,087
                                            ----------  -------  ----------  -------------  --------  -------------  -------------

Balance as of June 30, 2005                 29,416,924  $ 9,572  $  270,187  $       7,937  $ 93,873  $     381,569
                                            ==========  =======  ==========  =============  ========  =============
Total comprehensive loss                                                                                             $      (7,693)
                                                                                                                     =============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                           Accumulated     Retained
                                                              Additional      other        earnings        Total          Total
                                          Number of   Share     paid-in   comprehensive  (Accumulated  Shareholders'  comprehensive
                                           shares    capital    capital       income        deficit)       equity     income (loss)
                                         ----------  -------  ----------  -------------  ------------  -------------  -------------
Unaudited
Balance as of April 1, 2006              29,531,955  $ 9,572  $  271,468  $       9,428  $      7,158  $     297,626
Stock based compensation                          -        -          96              -             -             96
Other comprehensive income (loss), net
  of tax:
  Unrealized loss on available for sale
    securities                                    -        -           -           (352)            -           (352) $        (352)
  Reclassification adjustment for loss
    realized included in net loss and
    other than temporary impairment
    included in net loss                          -        -           -            144             -            144            144
  Foreign currency translation
    adjustments                                   -        -           -            333             -            333            333
Net loss                                          -        -           -              -        (6,425)        (6,425)        (6,425)
                                         ----------  -------  ----------  -------------  ------------  -------------  -------------

Balance as of June 30, 2006              29,531,955  $ 9,572  $  271,564  $       9,553  $        733  $     291,422
                                         ==========  =======  ==========  =============  ============  =============
Total comprehensive loss                                                                                              $      (6,300)
                                                                                                                      =============
Unaudited
Balance as of April 1, 2005              29,414,424  $ 9,572  $  270,114  $      63,080  $     46,673  $     389,439
Exercise of options                           2,500        -          19              -             -             19
Stock based compensation                          -        -          54              -             -             54
Other comprehensive loss, net of tax:

  Unrealized losses on
    available-for-sale securities                 -        -           -        (18,586)            -        (18,586) $     (18,586)
  Reclassification adjustment for gain
    realized included in net income               -        -           -        (36,365)            -        (36,365)       (36,365)
  Foreign currency translation
    adjustment                                    -        -           -           (192)            -           (192)          (192)
Net income                                        -        -           -              -        47,200         47,200         47,200
                                         ----------  -------  ----------  -------------  ------------  -------------  -------------
Balance as of June 30, 2005              29,416,924  $ 9,572  $  270,187  $       7,937  $     93,873  $     381,569
                                         ==========  =======  ==========  =============  ============  =============
Total comprehensive loss                                                                                              $      (7,943)
                                                                                                                      =============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                       Six months          Year ended
                                                                                     ended June 30,        December 31,
                                                                                -----------------------    ------------
                                                                                   2006         2005           2005
                                                                                ---------    ----------    ------------
                                                                                      Unaudited
                                                                                -----------------------
Cash flows from operating activities
   Net income (loss)                                                            $  (9,938)   $   42,087    $     47,335
   Adjustments to reconcile net income to net cash used in operating activities:
      Equity in losses of affiliated companies                                     11,866         7,827          17,522
      Minority interest in losses of subsidiaries                                  (7,037)         (645)         (5,160)
      Loss (gain) from disposal of businesses and affiliated companies and
        changes in holdings in affiliated companies, net                                7       (22,389)        (23,328)
      Loss (gain) from sale of investments and other than temporary decline
        in available for sale securities                                              341       (56,423)        (56,515)
      Gain from settlement of a subsidiary's loan                                  (2,708)            -               -
      Gain from disposal of business included in discontinued operations                -             -            (213)
      Depreciation and amortization                                                   551           690           1,513
      Impairment of intangible assets (discontinued operations)                         -         1,329           1,329
      Decline in value of other investments                                             -           636             636
      Equity in losses (gains) of partnerships                                        618            60            (174)
      Stock-based compensation and changes in liability in respect of call
        options                                                                       611        (1,128)           (811)
      Deferred taxes, net                                                             (35)       (4,645)         (7,288)
   Changes in operating assets and liabilities
      Decrease (increase) in trade receivables                                         41          (278)           (947)
      Decrease (increase) in other receivables and prepaid expenses                   103          (112)            (38)
      Decrease in trading securities, net                                               -             1               4
      Decrease (increase) in inventories and contracts-in-progress                     48          (400)           (519)
      Increase (decrease) in trade payables                                           189        (1,028)           (834)
      Increase (decrease) in other payables and accrued expenses                      273        12,854         (12,139)
      Other                                                                           731          (368)           (753)
                                                                                ---------    ----------    ------------
Net cash used in operating activities                                              (4,339)      (21,932)        (40,380)
                                                                                ---------    ----------    ------------
Cash flows from investing activities
   Investment in affiliated companies                                              (6,226)       (3,221)         (3,823)
   Investment in other companies                                                   (6,439)      (16,350)        (27,651)
   Proceeds from sale of affiliated companies shares                                  992        10,076          10,522
   Proceeds from repayment of loan granted to an affiliate company                      -         2,253           2,253
   Purchase of treasury stock from the minority by a subsidiary                         -          (823)           (823)
   Cash and cash equivalents resulting from newly consolidated subsidiaries
      (Sch. A)                                                                          -             -               -
   Change in cash and cash  equivalents  resulting  from disposal of business
      (Sch. B)                                                                          -             -           1,800
   Proceeds from sale of available for sale securities                             22,855        94,935         119,888
   Proceeds from sale of other investments                                              -            93             237
   Investments in deposits                                                        (25,707)      (20,535)        (59,185)
   Investment in available for sale securities                                    (24,668)      (18,405)        (35,405)
   Proceeds from deposits                                                          54,040        50,221         105,802
   Purchase of property and equipment                                                (790)         (429)           (995)
   Proceeds from sale of property and equipment                                        15           120             197
                                                                                ---------    ----------    ------------
Net cash provided by investing activities                                          14,072        97,935         112,817
                                                                                ---------    ----------    ------------

Cash flows from financing activities
   Proceeds from options exercised                                                    242            19             697
   Proceeds from exercise of options in a subsidiary                                    -             -               8
   Repayment of long-term loans                                                        (2)          (44)           (777)
   Increase (decrease) in short-term bank loan, net                                  (400)          (76)         (1,079)
   Receipt of short-term  loans,  convertible  loans and long-term loans from
     minority shareholders of a subsidiary                                          2,197           500           1,003
   Issuance of shares to the minority of a subsidiary                                   -           145             145
   Issuance expenses in a subsidiary                                                    -           (67)            (75)
   Dividend paid                                                                        -             -         (88,450)
                                                                                ---------    ----------    ------------
Net cash provided by (used in) financing activities                                 2,037           477         (88,528)
                                                                                ---------    ----------    ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   11,770        76,480         (16,091)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                           26,520        42,611          42,611
                                                                                ---------    ----------    ------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                              $  38,290    $  119,091    $     26,520

LESS CASH AND CASH EQUIVALENTS ATTRIBUTED TO DISCONTINUED OPERATIONS                    -          (291)              -
                                                                                ---------    ----------    ------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                 38,290       118,800          26,520
                                                                                =========    ==========    ============

      The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                             Six months        Year ended
                                                                           ended June 30,     December 31,
                                                                        -------------------   ------------
                                                                          2006       2005         2005
                                                                        --------   --------   ------------
                                                                             Unaudited
                                                                        -------------------
Supplemental cash flow information:
Cash paid for:

Income taxes                                                            $    672   $ 15,025   $     30,591
                                                                        ========   ========   ============

Interest                                                                $     42   $    109   $        203
                                                                        ========   ========   ============

Proceeds from sale of an affiliate not yet received                     $      -   $  2,392   $      1,958
                                                                        ========   ========   ============
Proceeds from sale of an affiliate received in Zoran shares             $      -   $  7,700   $      7,700
                                                                        ========   ========   ============

SCHEDULE A:

Cash and cash equivalents resulting from newly consolidated subsidiaries

Assets acquired and liabilities assumed at the purchase date:
   Working capital deficiency, net (except cash and cash equivalents)   $      -   $      -   $         75
   Property and equipment                                                      -          -            (14)
   Intangible assets                                                           -          -           (237)
   Accrued severance pay, net                                                  -          -             27
   Liability incurred                                                          -          -            149
                                                                        --------   --------   ------------

   Cash and cash equivalents acquired                                   $      -   $      -   $          -
                                                                        ========   ========   ============

SCHEDULE B:

Change in cash and cash equivalents resulting from disposal of businesses

Assets and liabilities at date of sale:
   Working capital deficiency, net (except cash and cash equivalents)   $      -   $      -   $       (671)
   Property and equipment                                                      -          -             40
   Intangible assets                                                           -          -          2,389
   Accrued severance pay, net                                                  -          -           (171)
   Gain resulting from sale of businesses                                      -          -            213
                                                                        --------   --------   ------------

   Net increase in cash and cash equivalents                            $      -   $      -   $      1,800
                                                                        ========   ========   ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:-    GENERAL

            The accompanying unaudited condensed interim consolidated financial statements have been prepared as of June 30, 2006, and for the three and six months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

            These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2005, included in Form 20F for the year ended December 31, 2005 filed with the Securities and Exchange Commission ("the Company's annual financial statements").

            The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management considered, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

            Results for the three and six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as included in c below.

            b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

            c. Effective January 1, 2006 ("the effective date") the Company applied SFAS No. 123(R), "Share-Base Payment", which revises the previously effective SFAS No. 123 and supersedes APB No.
                  25. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

                  The company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                  Previously, the Company and its subsidiaries adopted the fair-value-based method of accounting based on the provisions of SFAS 123 for share-based payments effective January 1, 2003 using the prospective methods described in SFAS 148 "Accounting for Stock- Based Compensation- Transition and Disclosure".

                  Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

            c.    (cont.)

                  SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company's affiliated companies applied APB 25 whereby compensation cost measured based on the intrinsic value of the options granted, compensation cost for some previously granted awards in the Company, its subsidiaries and in its affiliated companies that were not previously recognized are recognized under SFAS 123(R).

                  As a result of adopting the provisions of SFAS 123(R) on January 1, 2006 by the Company, its subsidiaries and its affiliated companies, the Company recorded compensation expenses in the amount of approximately $700 and $1,100 during the three and six months periods ended June 30, 2006, respectively.

            d. In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                  FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                  FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

                  FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

                  The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-    MAJOR TRANSACTIONS

            a.    Partner Communications Company Ltd. ("Partner")

                  On March 21, 2006, Elron completed the acquisition of approximately 823,000 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price at the date of the agreement. Upon completion of the acquisition, Elron holds approximately 2.6% of Partner.

                  Almost all of Partner shares held by the Company are subject to certain transfer restrictions under Partner's Israeli Communications license. The shares are accounted for as available-for-sale securities.

            b.    Nulens

                  As described in Note 8 (c) to the Company's annual financial statements, on April 21, 2005, Elron completed an investment of approximately $2,900 in Nulens Ltd. ("Nulens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of Nulens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006. Simultaneously with the $1,100 investment, Elron invested an additional amount of $1,500in 241,158 Series B preferred shares. The investment in preferred B shares was part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of Nulens, on a fully diluted and on an as converted basis. Nulens is an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures.

                  Since the investments in preferred A and B shares are not considered to be investments that are in-substance-common stock, the investment in Nulens is accounted for under the cost method.

            c.    Safend

                  On January 2, 2006, Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend"), in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

                  Since the investment in preferred B shares is not considered to be an investment that is in-substance-common stock, the investment in Safend is accounted for under the cost method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-    MAJOR TRANSACTIONS (Cont.)

            d.    Mediagate

                  In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" Elron recorded in the first quarter of 2006 a gain of approximately $2,700 which is included in other income in the statements of operations.

            e     AMT

                  On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of Advanced Metal Technology Ltd. (AMT), as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in AMT was in two installments, the first of $2,500 was invested immediately, and the additional $2,500 investment is subject to certain conditions. In addition, Elron and other shareholders of AMT converted previously granted loans in the amount of $1,000 into convertible A1 notes of AMT, of which Elron's share is $500. Following the above investment, Elron's holdings in AMT decreased from approximately 42% to 34% on an as converted basis. The decrease in holdings had no effect on the results of operations.

            f.    GIVEN

                  Subsequent to the balance sheet date, Elron has purchased, in a series of open market transactions, approximately 540,000 ordinary shares of Given Imaging Ltd. ("Given"), for an aggregate purchase consideration of approximately $10,000. As a result of the transactions, Elron's direct and indirect ownership interest in Given (through its direct holdings and its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd.) increased from approximately 19.3% to approximately 21.2% of Given outstanding ordinary shares. In parallel transactions, DIC purchased the same number of shares of Given for the same aggregate consideration, increasing its holding in Given from approximately 12.4% to approximately 14.3% of Given's outstanding ordinary shares.

            g.    ONCURA

                  In light of Oncura's results, the Company recorded in the second quarter of 2006 an impairment loss on the investment in Oncura in the amount of $6.1 ($2.5 net of minority interest), due to an other than temporary decline in value of such investment. The impairment loss was presented in the statement of operations in the line item "equity in losses of affiliated companies".

NOTE 4:-    CONTINGENT LIABILITIES

            There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

            1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 4:-    CONTINGENT LIABILITIES (Cont.)

                  provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

            2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the

                  Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

                  In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

                  The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

NOTE 5:-    RECONCILIATION TO ISRAELI GAAP

            The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

            a.    Effect on the statement of operations:

                                                      Six months ended June 30, 2006
                                               ------------------------------------------
                                                                           As per Israeli
                                               As reported   Adjustments        GAAP
                                               -----------   -----------   --------------
                                                                Unaudited
                                               ------------------------------------------
                  Net loss                     $    (9,938)  $    (8,027)  $      (17,965)
                  Basic net loss per share           (0.34)        (0.27)           (0.61)
                  Diluted net loss per share         (0.35)        (0.27)           (0.62)

                                                      Six months ended June 30, 2005
                                               ------------------------------------------
                                                                           As per Israeli
                                               As reported   Adjustments        GAAP
                                               -----------   -----------   --------------
                                                                Unaudited
                                               -------------------------------------------
                  Net income                   $    42,087   $    18,217   $       60,304
                  Basic net loss per share            1.43          0.62             2.05
                  Diluted net loss per share          1.42          0.62             2.04

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 5:-    RECONCILIATION TO ISRAELI GAAP (Cont.)

            a.    Effect on the statement of operations: (Cont.)

                                             Three months ended June 30, 2006
                                        ------------------------------------------
                                                                    As per Israeli
                                        As reported   Adjustments        GAAP
                                        -----------   -----------   --------------
                                                         Unaudited
                                        ------------------------------------------
                  Net loss              $    (6,425)  $    (3,345)  $       (9,770)

                  Basic net loss per
                     share                    (0.22)        (0.11)           (0.33)

                  Diluted net loss per
                     share                    (0.22)        (0.11)           (0.33)

                                             Three months ended June 30, 2005
                                        ------------------------------------------
                                                                    As per Israeli
                                        As reported   Adjustments        GAAP
                                        -----------   -----------   --------------
                                                         Unaudited
                                        ------------------------------------------
                  Net income            $    47,200   $    20,789   $       67,989
                  Basic net loss per
                     share                     1.60          0.71             2.31
                  Diluted net loss per
                     share                     1.60          0.71             2.31

                                               Year ended December 31, 2005
                                        ------------------------------------------
                                                                    As per Israeli
                                        As reported   Adjustments        GAAP
                                        -----------   -----------   --------------
                                                          Audited
                                        ------------------------------------------
                  Net income            $    47,335   $     7,147   $       54,482
                  Basic net income per
                     share                     1.61          0.24             1.85
                  Diluted net income
                     per share                 1.60          0.24             1.84

            b.    Effect on the balance sheet:

                                                       June 30, 2006
                                        ------------------------------------------
                                                                    As per Israeli
                                        As reported   Adjustments        GAAP
                                        -----------   -----------   --------------
                                                         Unaudited
                                        ------------------------------------------
                  Total assets          $   335,811   $   (77,368)  $      258,443
                  Total liabilities
                    including minority
                    interest                 44,389       (16,573)          27,816
                  Total equity              291,422       (60,795)         230,627

                                                     December 31, 2005
                                        ------------------------------------------
                                                                    As per Israeli
                                        As reported   Adjustments        GAAP
                                        -----------   -----------   --------------
                                                          Audited
                                        ------------------------------------------
                  Total assets          $   353,773   $   (75,361)  $      278,412
                  Total liabilities
                    including minority
                    interest                 51,657       (21,145)          30,512
                  Total equity              302,116       (54,216)         247,900

            c.    Material adjustments:

                  The abovementioned adjustments result primarily from the differences between U.S.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

      GAAP and Israeli GAAP detailed in Note 26 to the Company's annual financial statements for 2005.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of June 30, 2006:

                                                             Carrying
                                                           value of the   Market value of the publicly
                                                            investment               traded
                                                % of           as of           investments as of:
                                             ownership       June 30,       June 30,       August 9,
                                            interest (1)     2006 (2)         2006           2006
                                            ------------   ------------   -----------   --------------
Consolidated Companies:
Galil Medical Ltd. (3)                           40%           1,771               -             -
3DV Systems Ltd. (3)                             62%            (225)              -             -
Starling (3)                                     50%             476               -             -
SELA (3)                                         39%             916               -             -
Enure (formerly: Gaia)                           57%           2,109               -             -
Mendingo (3)                                     50%               5               -             -

Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3) (5)        19%          61,611          82,930       107,990
NetVision Ltd. (TASE: NTSN)                      39%           8,118          39,476        39,554
ChipX                                            29%           3,789               -             -
CellAct Ltd.                                     45%             468               -             -
Oncura (4)                                       10%           6,016               -             -
AMT                                              34%           3,151               -             -
Wavion, Inc.                                     38%           1,095               -             -
Pulsicom Israel Technologies Ltd.                18%               1               -             -
Notal Vision, Inc.                               23%               -               -             -

Available for sale:
Partner (Nasdaq: PTNR)                            3%          29,569          32,140        35,741
EVS (Nasdaq: EVSNF.OB)                            9%           1,215           1,509         1,509

Partnership:
Gemini Israel Fund L.P.                           5%              33               -             -
InnoMed Ventures L.P.                            14%           3,347               -             -

Cost:
Jordan Valley                                    28%           8,137               -             -
Impliant                                         22%           8,340               -             -
Teledata Ltd.                                    21%          16,000               -             -
Nulens Ltd.                                      29%           4,360               -             -
Brainsgate Ltd.                                  22%           6,947               -             -
Safend Ltd.                                      26%           3,700               -             -

(1)   On the basis of the outstanding share capital.
(2)   Includes loans and convertible notes.
(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.
(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.
(5) During August 2006 Elron purchased 539,721 ordinary shares of Given in consideration for approximately $10,000 and as a result Elron's % of ownership interest was increased from 19.3% to 21.2%.

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